SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For: August 31, 2016

BONSO ELECTRONICS INTERNATIONAL INC.
(Translation of Registrant's name into English)

Room 1404, 14F
Cheuk Nang Centre
9 Hillwood Road, Tsimshatsui, Hong Kong
 (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

Exhibits

99.1  Press Release dated August 22, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: August 31, 2016	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary